Issuer Free Writing Prospectus and Final Term Sheet To prospectus dated March 17, 2006, preliminary prospectus supplement dated September 14, 2006	Registration Statement No. 333-132504 Dated March 17, 2006 Rule 433

Time Warner Telecom Inc.

39,660,598 Shares

Class A Common Stock

In the event of an inconsistency between this Term Sheet and the preliminary Prospectus Supplement dated September 14, 2006, you should rely on the information in this Term Sheet.

Issuer	Time Warner Telecom Inc. (the “Company”)

Common stock symbol	TWTC

Title of securities	Class A Common Stock

Class A Common Stock offered by the Selling Stockholders	39,660,598 shares, which represents an increase of 12,160,598 shares from the number of shares indicated on the cover page of the preliminary Prospectus Supplement

Over-allotment option	3,966,060 shares

Price to public	$17.50 per share

Proceeds to the Selling Stockholders after discounts but before expenses	$16.84 per share

Total proceeds to the Selling Stockholders after discounts but before expenses	$668,031,215; $734,834,339 if the over-allotment option is exercised in full

Aggregate underwriting compensation	$26,029,250; $28,632,176 if the over-allotment option is exercised in full

Class A Common Stock outstanding after the offering*	118,229,537 shares

Selling Stockholders

Time Warner Companies, Inc.

TW/TAE, Inc.

Warner Communications Inc.

Advance Telecom Holdings Corp. and Newhouse Telecom Holdings Corp. (collectively, “Advance/Newhouse”)

The shares to be sold by the Selling Stockholders represent 90.9% of the shares of the Company held by the Selling Stockholders and registered on their behalf, and represent 100% of the shares of the Company held by them and registered on their behalf if the over-allotment option is exercised in full.

Board representation	Under the terms of the stockholders’ agreement dated May 10, 1999, as amended, among the Selling Stockholders, certain of their affiliates and the Company, as a result of the offering, Time Warner Inc. and Advance/Newhouse will no longer be entitled to board representation.

Lock-up	As disclosed in the preliminary Prospectus Supplement, the Company is subject to a “lock up” agreement. In addition to the other exceptions discussed in the preliminary Prospectus Supplement, the lock up agreement does not apply to shares of Class A Common Stock that will be issued by the Company in connection with its pending acquisition of Xspedius Communications, LLC, which is described in the preliminary Prospectus Supplement.

Trade date	September 21, 2006

Settlement date	September 26, 2006

*	Based on the number of shares of Class A Common Stock outstanding as of August 31, 2006. Does not include the shares subject to the over-allotment option and the shares of Class A Common Stock that will be issued by the Company in connection with its pending acquisition of Xspedius Communications, LLC as described in the preliminary Prospectus Supplement.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplement dated September 14, 2006 and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send to you the prospectus if you request it by calling toll-free 1-800-503-4611.

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